                                                                  Exhibit (e)(1)
                             EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table sets forth in summary form the compensation earned during each of the Company's last three completed years by the Chief Executive Officer and former Chief Executive Officer of the Company and by the four other most highly compensated executive officers whose compensation exceeded $100,000 during the year ended December 31, 1999 (the "Named Executive Officers"). The figures in the following table are for fiscal years ended December 31, 1999, 1998, and 1997:

                           Summary Compensation Table

                                                                  Long Term Compensation
                                                              -------------------------------
                                                                      Awards          Payouts
                                                       Other  ----------------------- -------
                                                      Annual  Restricted  Securities
                                                      Compen-   Stock     Underlying   LTIP    All Other
                             Fiscal  Salary   Bonus   sation   Award(s)  Options/SARs Payouts Compensation
Name and Principal Position   Year    ($)     ($)(1)  ($)(2)    ($)(3)      (#)(4)    ($)(5)     ($)(6)
---------------------------  ------ -------- -------- ------- ---------- ------------ ------- ------------
William J. Barrett (7)
 .......................      1999  $350,016 $200,000   -0-      -0-       100,000      -0-     $623,100(7)
Chairman of the Board         1998  $306,512      -0-   -0-      -0-       110,000      -0-     $  9,600
and a director                1997  $215,000 $145,000   -0-      -0-        50,000      -0-     $  9,500

Peter A. Dea (8) .......      1999  $218,752 $175,000   -0-      -0-       100,000      -0-     $  9,600
Chief Executive Officer,      1998  $167,708      -0-   -0-      -0-       142,000      -0-     $  9,600
Vice Chairman, and a          1997  $153,750 $ 35,000   -0-      -0-         7,500      -0-     $  8,838
director

A. Ralph Reed (9) ......      1999  $285,000 $130,000   -0-      -0-        52,500      -0-     $  9,600
President, Chief
 Operating                    1998  $272,250      -0-   -0-      -0-        60,000      -0-     $  9,600
Officer, and a director       1997  $217,500 $ 70,000   -0-      -0-           -0-      -0-     $  9,500

J. Frank Keller (10)....      1999  $180,000 $ 85,000   -0-      -0-        34,350      -0-     $  9,600
Executive Vice
 President,                   1998  $177,131      -0-   -0-      -0-        35,000      -0-     $  9,600
Chief Financial Officer,      1997  $165,768 $ 90,000   -0-      -0-        26,700      -0-     $  9,500
and a director

Bryan G. Hassler .......      1999  $150,000 $208,507   -0-      -0-        15,000      -0-     $  8,625
Senior Vice President--       1998  $143,950 $121,000   -0-      -0-        16,000      -0-     $  8,636
Marketing                     1997  $135,000 $ 50,000   -0-      -0-           -0-      -0-     $  9,500

--------
 (1) The dollar value of bonus (cash) earned during the year indicated. The cash bonuses earned for 1999 were determined by the Compensation Committee on February 25, 2000. See "Compensation Committee Report on Executive Compensation--Cash Bonus Awards".
 (2) During the period covered by the Table, the Company did not pay any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.
 (3) During the period covered by the Table, the Company did not make any award of restricted stock, including share units.
 (4) The sum of the number of shares of common stock to be received upon the exercise of all stock options granted.
 (5) Except for stock option plans, the Company does not have in effect any plan that is intended to serve as incentive for performance to occur over a period longer than one fiscal year.
 (6) Represents the Company's matching contribution under the Company's 401(k) Plan for each Named Executive Officer, except in the case of Mr. Barrett who received additional cash compensation described in Note (7) below.
 (7) Mr. Barrett was elected as Chief Executive Officer on March 23, 1998, and served in that office until November 18, 1999. He will retire as Chairman of the Board and as a director on March 31, 2000. The amount shown under "All Other Compensation" for Mr. Barrett for 1999 includes $612,500 payable to Mr. Barrett upon his March 31, 2000 retirement for his contribution to the overall performance of the Company since returning from retirement in March 1998.
 (8) Mr. Dea was elected as Chief Executive Officer, Vice Chairman and a director on November 18, 1999. Mr. Dea has been elected as Chairman of the Board beginning on April 1, 2000.
 (9) Mr. Reed's membership on the Board will end on May 4, 2000.
(10) Mr. Keller's membership on the Board will end on May 4, 2000.

Option Grants in Last Fiscal Year

   No stock appreciation rights were granted to any executive officers or employees in the year ended December 31, 1999. The following table provides information on stock option grants in the year ended December 31, 1999 to the Named Executive Officers.

                       Option Grants In Last Fiscal Year

                                                                     Potential Realizable
                         Number of   % of Total                        Value at Assumed
                         Securities   Options                        Annual Rates of Stock
                         Underlying  Granted to                       Price Appreciation
                          Options    Employees  Exercise                for Option Term
                          Granted    in Fiscal    Price   Expiration ---------------------
     Name                   (#)         Year    ($/Share)    Date        5%        10%
     ----                ----------  ---------- --------- ---------- ---------- ----------
William J. Barrett...... 100,000 (1)   13.62%   $16.4375   3/31/2003 $2,498,250 $4,093,250

Peter A. Dea............ 100,000 (2)   13.62%   $31.6875  11/18/2006 $  973,250 $2,568,250

A. Ralph Reed...........  52,500 (3)    7.15%   $16.4375   2/26/2006 $1,311,581 $2,148,956

J. Frank Keller.........  34,350 (3)    4.68%   $16.4375   2/26/2006 $  858,148 $1,406,031

Bryan G. Hassler........  15,000 (3)    2.04%   $16.4375   2/26/2006 $  374,737 $  613,987

--------
(1) These option shares become exercisable on March 31, 2000.
(2) One-fourth of these option shares become exercisable on each of November 18, 2000, November 18, 2001, November 18, 2002, and November 18, 2003.
(3) One-fourth of these option shares become exercisable on each of February 26, 2000, February 26, 2001, February 26, 2002, and February 26, 2003.

Aggregated Option Exercises And Fiscal Year-End Option Value Table

   The following table sets forth information concerning each exercise of stock options during the fiscal year ended December 31, 1999 by the Named Executive Officers and the year-end value of unexercised options held by these persons:

                          Aggregated Option Exercises
                    For Fiscal Year Ended December 31, 1999
                         And Year-End Option Values (1)

                                                    Number of Securities
                                                   Underlying Unexercised     Value of Unexercised
                                                      Options at Fiscal      In-the-Money Options at
                                          Value       Year-End (#) (4)       Fiscal Year-End ($) (5)
                         Shares Acquired Realized ------------------------- -------------------------
     Name                on Exercise (2) ($) (3)  Exercisable Unexercisable Exercisable Unexercisable
     ----                --------------- -------- ----------- ------------- ----------- -------------
William J. Barrett......     28,000      $347,125   210,000      150,000     $681,875    $1,300,000
Peter A. Dea............     34,811      $285,979    46,782      217,282     $231,327    $  590,796
A. Ralph Reed...........     28,400      $408,250    52,500      100,000     $240,000    $  745,625
J. Frank Keller.........     55,000      $508,674    40,250       75,000     $116,212    $  476,850
Bryan G. Hassler........      8,969      $ 52,937    24,012       42,000     $ 22,705    $   18,984

--------
(1) No stock appreciation rights are held by any of the Named Executive
    Officers.
(2) The number of shares received upon exercise of options during the year ended December 31, 1999.
(3) With respect to options exercised during the Company's year ended December 31, 1999, the dollar value of the difference between the option exercise price and the market value of the option shares purchased on the date of the exercise of the options.
(4) The total number of unexercised options held as of December 31, 1999, separated between those options that were exercisable and those options that were not exercisable.
(5) For all unexercised options held as of December 31, 1999, the aggregate dollar value of the excess of the market value of the stock underlying those options over the exercise price of those unexercised options. These values are shown separately for those options that were exercisable, and those options that were not yet exercisable, on December 31, 1999. As required, the price used to calculate these figures was the closing sale price of the common stock at year's end, which was $29.44 per share on December 31, 1999. On March 15, 2000, the closing sale price was $24.00 per share.

Employee Retirement Plans, Long-Term Incentive Plans, and Pension Plans

   The Company has an employee retirement plan (the "401(k) Plan") that qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees of the Company are entitled to contribute to the 401(k) Plan up to 15 percent of their respective salaries. In addition, the Company currently contributes on behalf of each participating employee 100 percent of that employee's contribution, up to a maximum contribution by the Company of six percent of that employee's gross salary for that pay period, with one-half of the matching contribution paid in cash and one-half paid in the Company's common stock. The Company's matching contribution is subject to a vesting schedule. Benefits payable to employees upon retirement are based on the contributions made by the employee under the 401(k) Plan, the Company's matching contributions, and the performance of the 401(k) Plan's investments. Therefore, the Company cannot estimate the annual benefits that will be payable to participants in the 401(k) Plan upon retirement at normal retirement age. Excluding the 401(k) Plan, the Company has no defined benefit or actuarial or pension plans or other retirement plans.

   Excluding the Company's stock option plans, the Company has no long-term incentive plan to serve as incentive for performance to occur over a period longer than one fiscal year.

Compensation of Directors

   Standard Arrangements. Pursuant to the Company's standard arrangement for compensating directors, no compensation for serving as a director is paid to directors who also are employees of the Company, and those directors who are not also employees of the Company ("Outside Directors") receive an annual retainer of $20,000 paid in equal quarterly installments. In addition, for each Board of Directors or committee meeting attended, each Outside Director receives a $1,000 meeting attendance fee for each Board or Committee meeting attended. Each Outside Director also receives $300 for each telephone meeting lasting more than 15 minutes. The Chairmen of the Compensation and Audit Committees receive, however, a $1,500 meeting attendance fee for each committee meeting. Beginning on April 1, 2000, the meeting attendance fee will increase to $1,100, the Chairman's fees for Committee Meetings will increase to $1,600, and the fee for telephone meetings will increase to $500. All directors are reimbursed for out-of-pocket expenses incurred in connection with attending Board and Committee meetings.

   For each Board of Directors or committee meeting attended, each Outside Director will have options to purchase 1,000 shares of common stock become exercisable. Although these options become exercisable only at the rate of 1,000 for each meeting attended, each director will be granted options to purchase 10,000 shares at the time the individual initially becomes a director. Any options that have not become exercisable at the time of termination of a director's service will expire at that time. At such time that the options to purchase all 10,000 shares have become exercisable, options to purchase an additional 10,000 shares will be granted to the director and will be subject to the same restrictions on exercise as the previously received options. The options are granted to the Outside Directors pursuant to the Company's Non-Discretionary Stock Option Plan, and the exercise price for those options is equal to the closing sales price for the Company's common stock on the date of grant. The options expire upon the later to occur of five years after the date of grant and two years after the date those options first became exercisable.

   Other Arrangements. During the year ended December 31, 1999, no compensation was paid to directors of the Company other than pursuant to the standard compensation arrangements described in the previous section.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

   The Company has entered into severance agreements with Messrs. Barrett, Reed, Keller, Dea and Hassler. Generally, the Agreements of Messrs. Reed, Keller, Dea and Hassler provide, among other things, that if, within three years after a Change-in-Control (as defined in the severance agreement) the employee's employment is terminated by the employee for "Good Reason" or by the Company other than for "Cause" (as such terms are defined in the severance agreement), the employee will be entitled to a lump sum cash payment equal to three times (two times in the case of Mr. Hassler) the employee's annual compensation (based on annual salary and past annual bonus) in addition to continuation of certain benefits for three years (two years in the case of Mr. Hassler) from the date of termination. Mr. Barrett's agreement, which expires on March 31, 2000, provides that, if his employment is terminated by him for Good Reason or by the Company other than for Cause prior to March 31, 2000, he will receive a lump sum cash amount equal to the compensation that would have been paid from his termination date through March 31, 2000, in addition to continued benefits through March 31, 2000.

   In addition, the Company's stock option plans and option agreements under the plans provide for the acceleration of option exercisability in the event of a change-in-control.

Compensation Committee Interlocks and Insider Participation

   During the year ended December 31, 1999, each of Messrs. Buford, Cody, Fitzgibbons, Grant, Rodgers and Schreiber served as members of the Compensation Committee of the Board of Directors. Mr. Schreiber served as the President of Excel Energy Corporation ("Excel") prior to the 1985 merger of Excel with and into the Company. No other person who served as a member of the Compensation Committee during the year ended

December 31, 1999 was, during that year, an officer or employee of the Company or of any of its subsidiaries, or was formerly an officer of the Company or of any of its subsidiaries, except Mr. Buford who served as the Chairman of the Board from December 1983 through March 1984. However, Mr. Buford was never a salaried employee of the Company.

Compensation Committee Report on Executive Compensation

   None of the members of the Compensation Committee of the Board of Directors is an employee of the Company. The Compensation Committee sets and administers the policies that govern the annual compensation and long-term compensation of executive officers of the Company. The Compensation Committee makes all decisions concerning compensation of executive officers and awards of stock options under the Company's stock option plans, except for awards under the Non-Discretionary Stock Option Plan for non-employee directors.

   Compensation Policies Toward Executive Officers. The Compensation Committee's executive compensation policies are designed to provide competitive levels of compensation that relate compensation with the Company's annual and long-term performance goals, reward above average corporate performance, recognize individual initiative and achievements, and assist the Company in attracting and retaining qualified executives. The Compensation Committee attempts to achieve these objectives through a combination of base salary, stock options, and cash bonus awards.

   Base Salary. Executive salaries are reviewed by the Compensation Committee on a yearly basis and are set for individual executive officers based on subjective evaluations of each individual officer's performance, the Company's performance, and a comparison to salary ranges for executives of other companies in the oil and gas industry. Through these criteria, the Compensation Committee believes that salaries may be set in a manner that is both competitive and reasonable within the Company's industry.

   Incentive Stock Options. Stock options are granted to executive officers and other employees of the Company by the Compensation Committee as a means of providing long-term incentive to the Company's employees. The Compensation Committee believes that stock options encourage increased performance by the Company's employees, including its officers, and align the interests of the Company's employees with the interests of the Company's stockholders. Decisions concerning the granting of stock options are made on the same basis, utilizing the same criteria, as decisions concerning base salary as discussed in the previous paragraph.

   Cash Bonus Awards. The Compensation Committee considers on an annual basis whether to pay cash bonuses to some or all of the Company's employees, including the Company's executive officers. The Compensation Committee considers the granting of bonuses with the objective that the Company will remain competitive in its compensation practices and be able to retain highly qualified executive officers. With respect to the fiscal year ended December 31, 1999, the Compensation Committee, in February 2000, considered the performance of the Company, particularly the reserve growth achieved and the successful reorganization of the Company's operations. Based on the foregoing, the Committee awarded a bonus of $175,000 to Mr. Dea, a bonus of $130,000 to Mr. Reed, and a bonus of $85,000 to Mr. Keller. A bonus of $208,507 was awarded to Mr. Hassler pursuant to the Company's Marketing and Trading Group Bonus Plan based on results achieved in 1999. This plan was developed by the Compensation Committee as a means of rewarding those individuals who contribute to the profitability of the Company through their activities as members of the Marketing and Trading Group. The Company has the right to terminate the Marketing and Trading Group Bonus Plan at any time. Mr. Hassler is the only officer who participates in this plan.

   Employee Retirement Plan. The Company's employee retirement plan, the 401(k) Plan, was established effective April 1, 1991, and amended effective April 1, 1996, to provide an additional means of attracting and retaining qualified employees. Under the 401(k) Plan, as amended, the Company will contribute on behalf of each employee 100 percent of the contribution made by that employee, up to a maximum contribution by the

Company of six percent of that employee's gross salary for a particular pay period. One-half of the Company's matching contribution is paid in cash and one-half is paid in the Company's common stock. The Company's match is subject to a vesting schedule. Participation in the 401(k) Plan is at the discretion of each individual employee, and the Compensation Committee is not involved in the administration of the 401(k) Plan.

   Chief Executive Officer Compensation. The compensation of the Company's Chief Executive Officer is determined in the same manner as the compensation for other executive officers of the Company as described above. As a result, the compensation of the Company's Chief Executive Officer is largely dependent upon the overall enhancement of stockholder value, including the reserve growth achieved and the successful reorganization of the Company's operations accomplished during 1999, as well as the compensation being paid to the chief executive officers by other relatively comparable companies in the oil and gas industry. In addition, in February, 2000, the Compensation Committee approved a $612,500 payment to Mr. Barrett upon his retirement on March 31, 2000 in recognition of his contributions to the Company since returning from retirement in March 1998. The Chief Executive Officer's long-term compensation from stock options also is largely dependent upon Company performance.

                                          Compensation Committee of the Board
                                           of Directors:

                                          C. Robert Buford
                                          Derrill Cody
                                          James M. Fitzgibbons
                                          William W. Grant, III
                                          James T. Rodgers
                                          Philippe S.E. Schreiber, Chairman

Performance Graph

   The following line graph compares the yearly percentage change in the cumulative total stockholder return, assuming reinvestment of dividends, for
(1) the common stock, (2) a peer group (the "Peer Group") of companies selected by the Company that are predominantly independent exploration and production companies with properties predominantly located in the United States, and (3) the Standard & Poors 500 Stock Index. The companies in the Peer Group are Cabot Oil & Gas Corporation, Devon Energy Corporation, Louis Dreyfus Natural Gas Corporation, Parker & Parsley Petroleum Company, Pogo Producing Company, Seagull Energy Corporation, United Meridian Corporation, and Vintage Petroleum, Inc. Parker & Parsley Petroleum Company is included in the Peer Group until August 8, 1997 when it ceased to exist after it merged with and into Mesa Operating Co., a subsidiary of Pioneer Natural Resources Company. United Meridian Corporation is included in the Peer Group until March 27, 1998 when it merged with and into Ocean Energy Corporation. Seagull Energy Corporation is included in the Peer Group until March 30, 1999 when it merged with Ocean Energy Corporation. The comparison shown in the graph is for the years ended December 31, 1995, 1996, 1997, 1998 and 1999. The cumulative total stockholder return on the Company's common stock was measured by dividing the difference between the Company's share price at both the end and at the beginning of the measurement period by the share price at the beginning of the measurement period. Because the Company did not pay dividends on its common stock during the measurement period, the calculation of the cumulative total stockholder return on the common stock did not include dividends.

            STOCK OWNERSHIP OF DIRECTORS AND PRINCIPAL STOCKHOLDERS

   March 15, 2000 has been fixed by the Board of Directors of the Company as the record date for determination of stockholders entitled to notice of and to vote at the Annual Meeting. On that date there were 32,601,589 shares of common stock outstanding. The following table summarizes certain information as of March 15, 2000 with respect to the ownership by each director and nominee for director, by each Named Executive Officer named in the "EXECUTIVE COMPENSATION" section, by all executive officers and directors as a group, and by each other person known by the Company to be the beneficial owner of more than five percent of the common stock:

                                           Amount/Nature
                                           of Beneficial      Percent of Class
         Name of Beneficial Owner            Ownership       Beneficially Owned
         ------------------------          -------------     ------------------
William J. Barrett........................     595,199(1)            1.8%

C. Robert Buford..........................     642,866(2)            2.0%

Derrill Cody..............................      31,560(3)              *

Peter A. Dea..............................      65,740(3)              *

James M. Fitzgibbons......................      28,500(3)              *

Hennie L.J.M. Gieskes.....................     899,214               2.8%

William W. Grant, III.....................      39,250(3)              *

Bryan G. Hassler..........................      34,741(3)              *

J. Frank Keller...........................     139,197(3)              *

A. Ralph Reed.............................     141,666(4)              *

James T. Rodgers..........................      28,000(3)              *

Philippe S.E. Schreiber...................      27,507(3)              *

All Directors and Executive Officers as a
 Group (16 Persons).......................   1,998,036(5)            6.0%

Franklin Resources, Inc. .................   3,627,021              11.1%
 777 Mariners Island                            Shares(6)
 San Mateo, CA 94403

State Farm Mutual Automobile Insurance
 Company and affiliates...................   2,936,938               9.0%
 One State Farm Plaza                           Shares(6)(7)
 Bloomington, IL 61710

--------
*  Less than 1% of the common stock outstanding.
(1) The number of shares indicated includes 90,412 shares owned by Mr. Barrett's wife, 230,000 shares owned by the Barrett Family L.L.L.P., a Colorado limited liability limited partnership for which Mr. Barrett and his wife are general partners and owners of an aggregate of 48.626622 percent of the partnership interests, and 360,000 shares underlying options that currently are exercisable or become exercisable within 60 days following March 15, 2000. Pursuant to Rule 16a-1(a)(4) under the Exchange Act, Mr. Barrett disclaims ownership of all but 111,841 shares held by the Barrett Family L.L.L.P., which constitutes Mr. and Mrs. Barrett's proportionate share of the shares held by the Barrett Family L.L.L.P.
(2) C. Robert Buford is considered a beneficial owner of the 548,210 shares of which Zenith is the record owner. Mr. Buford owns approximately 89 percent of the outstanding common stock of Zenith. The number of shares of the Company's stock indicated for Mr. Buford also includes 10,000 shares that are owned by Aguilla Corporation, which is owned by Mr. Buford's wife and adult children. Mr. Buford disclaims beneficial ownership of the shares held by Aguilla Corporation pursuant to Rule 16a-1(a)(4) under the Exchange Act. The number of shares indicated also includes 20,500 shares underlying stock options that currently are exercisable or that become exercisable within 60 days following March 15, 2000.

(3) The number of shares indicated consists of or includes the following number of shares underlying options that currently are exercisable or that become exercisable within 60 days following March 15, 2000 that are held by each of the following persons: Derrill Cody, 31,300; Peter A. Dea, 56,157; James
    M. Fitzgibbons, 16,500; William W. Grant, III, 26,900; Bryan G. Hassler, 31,512; J. Frank Keller, 67,812; James T. Rodgers, 18,000; and Philippe S.E. Schreiber, 20,500.
(4) The number of shares indicated includes 6,700 shares owned by Mary C. Reed, Mr. Reed's wife, and 88,125 shares underlying options that currently are exercisable or that become exercisable within 60 days following March 15, 2000.
(5) The number of shares indicated includes the shares owned by Zenith that are beneficially owned by Mr. Buford as described in note (2) and the aggregate of 737,306 shares underlying the options described in notes (1), (2), (3) and (4), an aggregate of 38,010 shares owned by six executive officers not named in the above table, and an aggregate of 185,800 shares underlying options that currently are exercisable or that are exercisable within 60 days following March 15, 2000 that are held by those six executive officers.
(6) Based on information included in a Schedule 13G filed with the Securities and Exchange Commission by the named stockholders.
(7) The number of shares indicated includes the shares owned by entities affiliated with State Farm Mutual Automobile Insurance Company ("SFMAI"). Those entities and SFMAI may be deemed to constitute a "group" with regard to the ownership of shares reported on a Schedule 13G.

                          TRANSACTIONS WITH MANAGEMENT

   During 1999, there were no transactions between the Company and its directors, executive officers or known holders of greater than five percent of the Company's common stock in which the amount involved exceeded $60,000 and in which any of the foregoing persons had or will have a material interest.

                    PROPOSAL TO ADOPT 2000 STOCK OPTION PLAN

   The Board of Directors has adopted, subject to stockholder approval, the Company's 2000 Stock Option Plan (the "2000 Plan"). The 1999 Plan will terminate, and all options granted under the 2000 Plan will be void, if the 2000 Plan is not approved by the Company's stockholders on or before February 25, 2001.

   Options to purchase 600,000 shares of common stock may be granted pursuant to the 2000 Plan. The Options granted pursuant to the 2000 Plan may be either Incentive Options or Non-Qualified Options. The 2000 Plan is intended to provide incentives to key employees and other persons who have or are contributing to the success of the Company by offering them Options to purchase shares of the Company's common stock. The effect of the adoption of the 2000 Plan will be to increase the number of shares issuable upon the exercise of options that may be granted under all the Company's stock option plans, which will allow the Company to grant more options from time to time and thereby augment its program of providing incentives to employees and other persons. The terms of the 2000 Plan concerning Incentive Options and Non-Qualified Options are substantially the same except that only employees of the Company or its subsidiaries are eligible for Incentive Options and employees and other persons who have contributed or are contributing to the success of the Company are eligible for Non-Qualified Options. The number of Options authorized is a maximum aggregate so that the number of Incentive Options granted reduces the number of Non-Qualified Options that may be granted. There currently are approximately 200 employees eligible to receive Incentive Options and an unspecified number of persons eligible to receive Non-Qualified Options.

   The 2000 Plan will be administered by the Option Committee, which may be composed of the entire Board of Directors or by a Committee of at least two directors selected by the Board. If the Option Committee consists of less than the entire Board, each member of the Committee is required to be a "non-employee director" and, to the extent necessary for any option granted under the 2000 Plan to be considered as performance based compensation that is not subject to limitations on deductibility under the Internal Revenue

Code (the "Code"), shall be an "Outside Director". A "non-employee director" is a director who (1) is not currently an officer or employee of the Company or any of its subsidiaries, (2) does not receive compensation from the Company in excess of $60,000 for services rendered other than as a director, and (3) is not involved in a transaction that is required to be disclosed in the Company's Form 10-K and proxy reports as a related party transaction. An "Outside Director" has the meaning as set forth in the Code and regulations under the Code, and means, generally, a director who (1) is not a current employee of the Company, (2) is not a former employee of the Company who receives compensation for prior services during the taxable year in question, (3) has not been an officer of the Company, and (4) does not receive compensation from the Company, either directly or indirectly, in any capacity other than as a director. The Board of Directors has determined that the Compensation Committee will act as the Option Committee at all times that the members of the Compensation Committee meet these criteria. The Option Committee has discretion to select the persons to whom Options will be granted ("Optionees"), the number of shares to be granted, the term of each Option and the exercise price of each Option. However, no Option may be exercisable more than 10 years after the granting of the Option, and no Options may be granted under the 2000 Plan after February 25, 2010.

   The exercise price of Options granted cannot be less than the fair market value of the underlying common stock on the date the Options are granted. In addition, the aggregate fair market value (determined as of the date an Option is granted) of the common stock underlying the Options granted to a single employee which become exercisable in any single calendar year may not exceed the maximum permitted by the Internal Revenue Code for incentive stock options. This amount currently is $100,000. No Incentive Option may be granted to an employee who, at the time the Option would be granted, owns more than ten percent of the outstanding stock of the Company unless the exercise price of the Options granted to the employee is at least 110 percent of the fair market value of the stock subject to the Option and the Option is not exercisable more than five years from the date of grant.

   All options granted under the 2000 Plan will become fully exercisable upon the occurrence of a change in control of the Company or certain mergers or other reorganizations or asset sales described in the 2000 Plan.

   Options granted pursuant to the 2000 Plan will not be transferable during the Optionee's lifetime except in limited circumstances set forth in the 2000 Plan. Subject to the other terms of the 2000 Plan, the Option Committee has discretion to provide vesting requirements and specific expiration provisions with respect to the Options granted.

   It currently is anticipated that the exercise of the Options will be covered by an effective registration statement, which will enable an Optionee exercising Options to receive unrestricted stock that may be transferred or sold in the open market unless the Optionee is a director, executive officer or otherwise an "affiliate" of the Company. In the case of a director, executive officer or other affiliate, the common stock acquired through exercise of the Options may be reoffered or resold only pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or another exemption from the registration requirements of the Securities Act. It also is anticipated that sales by affiliates will be covered by an effective registration statement.

   In the event a change, such as a stock split, is made in the Company's capitalization which results in an exchange or other adjustment of each share of common stock for or into a greater or lesser number of shares, appropriate adjustment shall be made in the exercise price and in the number of shares subject to each outstanding Option. In the event of a stock dividend, each Optionee shall be entitled to receive, upon exercise of the Option, the equivalent of any stock dividend that the Optionee would have received had he or she been the holder of record of the shares purchased upon exercise. The Option Committee also may make provisions for adjusting the number of shares subject to outstanding Options in the event the Company effects one or more reorganizations, recapitalizations, rights offerings, or other increases or reductions of shares of the Company's outstanding common stock.

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

   The Board of Directors may at any time terminate the 2000 Plan or make such amendments or modifications to the 2000 Plan that the Board of Directors deems advisable, except that no amendments may impair previously outstanding Options and amendments that require stockholder approval under applicable law may not be made without that approval.

   The Incentive Options issuable under the 2000 Plan are structured to qualify for favorable tax treatment provided for "incentive stock options" by Section 422 of the Code. All references to the tax treatment of the Options are under the Code as currently in effect. Pursuant to Section 422 of the Code, Optionees will not be subject to federal income tax at the time of the grant or at the time of exercise of an Incentive Option. In addition, provided that the stock underlying the Option is not sold less than two years after the grant of the Option and is not sold less than one year after the exercise of the Option, then the difference between the exercise price and the sales price will be treated as long-term capital gain or loss. An Optionee also may be subject to the alternative minimum tax upon exercise of his Options. The Company will not be entitled to receive any income tax deductions with respect to the granting or exercise of Incentive Options or the sale of the common stock underlying the Options.

   Non-Qualified Options will not qualify for the special tax benefits given to Incentive Options under Section 422 of the Code. An Optionee does not recognize any taxable income at the time he is granted a Non-Qualified Option. However, upon exercise of the Option, the Optionee recognizes ordinary income for federal income tax purposes measured by the excess, if any, of the then fair market value of the shares over the exercise price. The ordinary income recognized by the Optionee will be treated as wages and will be subject to income tax withholding by the Company. Upon an Optionee's sale of shares acquired pursuant to the exercise of a Non-Qualified Option, any difference between the sale price and the fair market value of the shares on the date when the Option was exercised will be treated as long-term or short-term capital gain or loss. Upon an Optionee's exercise of a Non-Qualified Option, the Company will be entitled to a tax deduction in the amount recognized as ordinary income to the Optionee provided that the Company effects withholding with respect to the deemed compensation.

   There currently are options to purchase 592,302 shares of common stock outstanding under the Company's 1999 Stock Option Plan, and the Committee may grant additional options to purchase 4,698 shares under that Plan. There currently are options to purchase 139,158 shares of common stock outstanding under the Company's 1997 Stock Option Plan, and the Option Committee may grant additional options to purchase 24,157 shares pursuant to that Plan. There also are options to purchase 536,371 shares of common stock outstanding under the 1994 Stock Option Plan. The Option Committee may grant additional options to purchase 58,875 shares pursuant to that Plan. In addition, there are options to purchase 33,416 shares of common stock under the former Plains employee option plans. No additional options will be granted under the former Plains plans. In summary, the Company has a total of only 87,730 shares available to grant under all the current option Plans.

   No options have been granted pursuant to the 2000 Plan.

   The closing sale price of the Company's common stock, as quoted on the New York Stock Exchange, at the close of business on March 15, 2000 was $24.00 per share.

   The approval of holders of shares representing a majority of the votes represented at the Annual Meeting will be necessary to adopt the 2000 Plan.

   The Board of Directors unanimously recommends a vote "FOR" the proposal to adopt the 2000 Plan.

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